Exhibit 99.34

U.S. Silver Reports 1st Quarter 2011 Results – Cash Flow from Operations up over 100%

TORONTO--(BUSINESS WIRE)--June 17, 2011--U.S. Silver Corporation (TSX-V: USA, US OTCQX: USSIF, Frankfurt: QE2) (“US Silver” or “the Company”) wishes to announce financial results in U.S. dollars for the three months ended March 31, 2011. The complete financial statements are available at www.sedar.com.

“Revenue, profit and cash flow reached record levels in the first quarter. This occurred despite revenue being recognized for only five of the seven rail cars shipped in the quarter, as two railcars were not received at the smelter until a few days after the quarter end due to weather related issues while in transit. These will be recorded as revenue in Q2,” said Mr. Tom Parker, CEO of U.S. Silver. “Production was below plan in the quarter due to lower head grades, rehabilitation work, and work area scheduling. Silver price continues to positively impact performance and the Galena Mine generated strong cash flow and profitability for the quarter. Continued attention, focus and diligence toward safe and efficient production will enhance this trend. We remain confident that we will deliver annual production in excess of 2.4 million ounces of silver in 2011 as previously communicated.”

Key Financial and Operating Highlights

•	Pre tax net income was $6.1 million, up from $0.8 million in 2010

•	Cash Flow from Operating Activities was $7.2 million, up 106% from $3.5 million for 2010

•	Cash balances at March 31, 2011 were $10.8 million and are currently approximately $15 million

•	Silver production totalled 494,363 ounces, down 22% from 635,161 ounces in 2010

For the three months ended March 31 (US$ millions)	2011	2010

Revenue	$19.1	$15.0
Cost of sales	10.9	13.1
General and administrative	0.7	0.5
Exploration	0.6	0.3
Selling and marketing	0.1	0.1
	$6.2	$0.9
Other expenses	0.1	0.1
Net income before tax	$6.1	$0.8
Net income after tax	$4.2	$0.5

Cash flow from operations	$7.2	$3.5
Production
Silver (ounces)	494,363	635,161
Lead (pounds)	1,277,201	1,467,449
Copper (pounds)	259,401	249,214

Cash Costs ($/oz after by-product credits)	$17.97	$12.59

Investor Conference Call Dial-In Details

These results will be discussed during an analyst and investor conference call with senior management on Friday June 17th at 11 am EDT. A question and answer session will follow management’s presentation. Participants may join the call by dialing toll free 1-888-231-8191 or 647-427-7450 for calls from outside Canada and the US. Please dial in 15 minutes prior to the call to secure a line. The conference call will be archived for replay until Friday, June 24, 2011 at midnight. To access the archived conference call, please dial 1-800-642-1687 or 416-849-0833 and enter the reservation code 74702296.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex is approximately 220 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive land holdings.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Tom Parker, 208-752-0400
CEO
or
Chris Hopkins, 416-907-9539
CFO
or
The Equicom Group
Patrick Piette, 416-815-0700 x267